SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.         )*

China Nuokang Bio-Pharmaceutical Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21104 107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21104 107	Page 2 of 11 Pages

1	Name of Reporting Person Baizhong Xue
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,508,704 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,508,704 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,508,704 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 60.0%
12	Type of Reporting Person IN

CUSIP No. G21104 107	Page 3 of 11 Pages

1	Name of Reporting Person Anglo China Bio-technology Investment Holdings Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 85,447,648 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 85,447,648 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,447,648 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 53.9%
12	Type of Reporting Person CO

CUSIP No. G21104 107	Page 4 of 11 Pages

1	Name of Reporting Person Britain Ukan Technology Investment Holdings (Group) Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,061,056 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,061,056 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,061,056 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 5.7%
12	Type of Reporting Person CO

CUSIP No. G21104 107	Page 5 of 11 Pages

1	Name of Reporting Person Yuhuan Zhu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,508,704 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,508,704 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,508,704 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 60.0%
12	Type of Reporting Person IN

CUSIP No. G21104 107	Page 6 of 11 Pages

Item 1	(a).	Name of Issuer:

China Nuokang Bio-Pharmaceutical Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

No. 18-1 East Nanping Road Hunnan National New & High-tech Development Zone Shenyang, Liaoning Province People’s Republic of China 110171

Item 2	(a).	Name of Person Filing:

Baizhong Xue Anglo China Bio-technology Investment Holdings Limited Britain Ukan Technology Investment Holdings (Group) Limited Yuhuan Zhu

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Baizhong Xue

Anglo China Bio-technology Investment Holdings Limited

Britain Ukan Technology Investment Holdings (Group) Limited

Yuhuan Zhu

c/o Baizhong Xue

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Item 2	(c).	Citizenship:

Baizhong Xue – People’s Republic of China

Anglo China Bio-technology Investment Holdings Limited – British Virgin

Islands

Britain Ukan Technology Investment Holdings (Group) Limited – British

Virgin Islands

Yuhuan Zhu – Canada

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

G21104 107

Item 3.	Not Applicable

CUSIP No. G21104 107	Page 7 of 11 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Baizhong Xue	94,508,704	60.0%	94,508,704	0	94,508,704	0
Anglo China Bio-technology Investment Holdings Limited	85,447,648	53.9%	85,447,648	0	85,447,648	0
Britain Ukan Technology Investment Holdings (Group) Limited	9,061,056	5.7%	9,061,056	0	9,061,056	0
Yuhuan Zhu	94,508,704	60.0%	94,508,704	0	94,508,704	0

Anglo China Bio-technology Investment Holdings Limited (“Anglo China”), a British Virgin Islands company, is the record owner of 85,447,648 ordinary shares of the issuer. Anglo China is 49% owned by Mr. Baizhong Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Ms. Yuhuan Zhu, Mr. Xue’s wife, as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Baizhong Xue is the sole director of Anglo China. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Baizhong Xue and Ms. Yuhuan Zhu may each be deemed to be the beneficial owner of all the shares held by Anglo China. Mr. Baizhong Xue and Ms. Yuhuan Zhu each disclaims the beneficial ownership in the shares of the issuer held by Anglo China except to the extent of their respective economic interest in those shares.

Britain Ukan Technology Investment Holdings (Group) Limited (“Britain Ukan”), a British Virgin Islands company, is wholly owned by Ms. Yuhuan Zhu. Mr. Baizhong Xue is the sole director of Britain Ukan. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Baizhong Xue and Ms. Yuhuan Zhu may each be deemed to be the beneficial owner of all the shares held by Britain Ukan. Mr. Baizhong Xue and Ms. Yuhuan Zhu each disclaims the beneficial ownership in the shares held by Britain Ukan except to the extent of their respective economic interest in those shares.

Mr. Baizhong Xue and Ms. Yuhuan Zhu are husband and wife, and may be deemed to have beneficial ownership of the shares held by each other. Mr. Baizhong Xue and Ms. Yuhuan Zhu both expressly disclaim such beneficial ownership of the shares beneficially owned by each other.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. G21104 107	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010

/s/ Baizhong Xue
Baizhong Xue

Anglo China Bio-technology Investment Holdings Limited

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Director

Britain Ukan Technology Investment Holdings (Group) Limited

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Director

/s/ Yuhuan Zhu
Yuhuan Zhu

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement